June 24, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Giga-tronics Incorporated and, under the date of May 7, 2004, except as to Note 11, which is as of June 1, 2004, we reported on the consolidated financial statements of Giga-tronics Incorporated and subsidiaries as of and for the years ended March 27, 2004 and March 29, 2003. On June 18, 2004, we resigned. We have read Giga-tronics Incorporated’s statements included under Item 4 of its Form 8-K dated June 18, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Giga-tronics Incorporated’s statement that the decision to change accountants was not recommended or approved by the audit committee of the board of directors.

Very truly yours,

/s/ KPMG LLP